June 28, 2006
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Phelps Dodge Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 Filed February 27, 2006 Supplemental Response filed June 2, 2006 File No. 001-00082
Dear Mr. Schwall:
          This letter is in response to your June 15, 2006, letter to Mr. Ramiro G. Peru providing comments from the Securities and Exchange Commission from its review of Phelps Dodge Corporation’s (the Company, Phelps Dodge, we, us or our) Form 10-K for the Fiscal Year Ended December 31, 2005 (the 2005 10-K). As you will note from the detailed responses set forth below, we have carefully considered the comments of the Staff and have made every effort to provide the additional information requested. Please feel free to contact me if you have any questions.
     General
1.	We understand you would prefer to limit compliance with many of our comments to future filings. We are currently considering your request.
Form 10-K for the Fiscal Year Ended December 31, 2005
     4. Special Items and Provisions, page 110
2.	We have reviewed the revised disclosures provided in response to comments 5 and 6 of our letter dated May 18, 2006. We note you have removed the subtotals and per-share amounts from the revised footnote disclosures. However, certain amounts are not easily reconciled to your financial statements as it appears you have selected these amounts from within line items presented on your consolidated statements of income. For example, it is unclear how the amounts included in the provision for taxes on income, minority interests in consolidated subsidiaries and discontinued operations sections reconcile to the line items presented in the consolidated statements of income. Please revise your disclosures to remove the subtotals within each section noted as these amounts appear to be non-GAAP financial measures.

Company Response
In future filings, we will eliminate the non-operating income special items from our footnote disclosure to our Consolidated Financial Statements. In future filings, our footnote disclosure to our Consolidated Financial Statements (for all years presented) will only reflect the items that appear on the income statement line item of special items and provisions. The footnote disclosure will be substantially consistent with the following presentation reflecting special items using the 2005 10-K information:
     Special items and provisions for the year ended December 31, 2005 were as follows:

($ in millions)

Consolidated Statement of Income Line Item	Pre-tax	After-tax

Special items and provisions, net (included in operating income):
PDMC —
Asset impairment charges	$(424.6)	(325.1)
Environmental provisions, net	(35.7)	(27.1)
Environmental insurance recoveries, net	(1.5)	(1.2)
Historical legal matters	14.5	11.0

	(447.3)	(342.4)

PDI —
Environmental provisions, net	(2.2)	(1.7)
Restructuring programs/closures	(0.7)	0.1
Asset impairment charges	(7.9)	(6.7)
Employee and transaction costs — sale of North American magnet wire assets	(7.8)	(5.9)

	(18.6)	(14.2)

Corporate and Other —
Environmental provisions, net	(75.4)	(57.6)
Environmental insurance recoveries, net	2.1	1.6
Sale of non-core real estate	11.2	8.5
Historical legal matters	4.9	4.6

	(57.2)	(42.9)

Special items and provisions, net (included in operating income)	$(523.1)	(399.5)

     Engineering Comments
     General
3.	In regard to your response to our comment (Response 10.2), please note that maps and drawings should include the following:
•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the even interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

•	Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
See the instructions to paragraph (c)(1) of Industry Guide 7.
Company Response
In future Form 10-K filings, we will enhance our disclosure to include maps and drawings consistent with the criteria specified in paragraph (c)(1) of Industry Guide 7.
4.	In regard to your response to our comment (Response 10.4), Industry Guide 7, paragraph (b) (5) specifically states that the filing include a brief description of the rock formations and mineralization of existing or potential economic significance on the property, including the identity of the principal metallic or other constituents. Please include your brief descriptions of the deposit genesis along with the rock formations, mineralization, and the principal metallic constituents within the filing.
Company Response
In future Form 10-K filings, we will include a brief description of the deposit genesis, rock formations and mineralization of existing or potential economic significance on each property consistent with paragraph (b) (5) of Industry Guide 7 and consistent with our response (Response 10.4) in our letter of June 2, 2006.
     Sierrita, page 3
5.	Please disclose, within the filing, the amount of Copper Sulfate Pentahydrate produced at the Sierrita Mine, the amount of product sold, and the average sales price.
Company Response
In future filings, we will disclose the amount of copper sulfate pentahydrate produced at the Sierrita mine, the amount of product sold, and the average sales price.
     Ore Reserves, page 14
6.	Please disclose, within the filing, the cutoff grade used to distinguish between ore and waste rock at your operating properties. Please distinguish between the crushed leach, ROM leach, and milling ores. Please disclose within the filing, relevant economic factors and in the event a copper equivalent cutoff grade is used, disclose within the filing, the parameters and/or factors that were used in that calculation. These disclosures may be placed within the property descriptions, footnotes to the reserves tables, or in a separate table.

Company Response
In future Form 10-K filings, we will reflect the cutoff grades used to distinguish between mill ore, crushed leach ore, ROM leach, and waste rock at our various operating properties. The explanation of the cutoff grade determination will also be included consistent with our response (Response 19) in our letter of June 2, 2006. We will also disclose relevant economic factors, and, in the event a copper equivalent cutoff grade is used, we will disclose within the filing, the parameters and/or factors that were used in that calculation.
7.	Please note combining the proven and probable reserve categories, is contrary to the explicit guidance of Industry Guide 7 paragraph (5) (b), which provides that reserves may be combined as “proven/probable” only if proven and probable reserves cannot be readily segregated. Please provide a clarifying statement with the filing.
Company Response
In future Form 10-K filings, we will differentiate proven and probable reserves in our mill ore, crushed leach ore, and ROM ore classifications.
*                     *                     *
          Phelps Dodge acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its 2005 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*                     *                     *
          As noted above, we would be pleased to respond to any further questions you or other members of the Staff may have.

Sincerely,
/s/ S. David Colton
S. David Colton